Exhibit 12.2
Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the years ended December 31,
	2006	2005	2004	2003	2002
Earnings before fixed charges:
Add:
Income (loss) from continuing operations	$(15,059)	$39,262	$59,118	$82,068	$52,820
Minority interest — partners’ share of consolidated real estate ventures	(270)	154	(206)	—	—
Fixed charges — per below	191,614	86,191	60,611	62,407	69,881
Less:
Capitalized interest	(9,537)	(9,603)	(3,030)	(1,503)	(2,949)

Earnings before fixed charges	$166,748	$116,004	$116,493	$142,972	$119,752

Fixed charges:
Interest expense (including amortization)	$175,784	$73,918	$54,610	$57,835	$63,522
Capitalized interest	9,537	9,603	3,030	1,503	2,949
Proportionate share of interest for unconsolidated real estate ventures	6,293	2,670	2,971	3,069	3,410

Total Fixed Charges	191,614	86,191	60,611	62,407	69,881

Ratio of earnings to combined fixed charges	(b )	1.35	1.92	2.29	1.71

(a)	Amounts for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in fiscal 2006, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $24,866 to achieve a coverage of 1:1. The losses in fiscal 2006 included significant depreciation of operating real estate and amortization of lease intangibles resulting from recent acquisitions.